TO:   Christian Sandoe
       Securities and Exchange Commission
 DATE: February 27, 2007
 RE: Issuance of Securities in Reliance on the "Change of Domicile" Exception Contained in Rule 145

                      INTRODUCTION AND STATEMENT OF FACTS

      This memorandum describes a legal framework for the reorganization of BBH Trust and BBH Fund, Inc. (the "Predecessor Funds") whereby each series will move into a newly-formed successor investment company organized as a Delaware statutory trust (the "Successor Funds"). Upon receipt of shareholder approval under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Successor Funds would be required to issue securities to be distributed to the former shareholders of each series of the Predecessor Funds. We have proposed that the issuance of such shares may occur without the registration of the shares for public distribution under the Securities Act of 1933, as amended ("1933 Act"). Rather, we have concluded that the securities may be issued without registration in reliance on the "change of domicile exception" contained in paragraph (a)(2) of 1933 Act Rule 145.

      Under this proposal, the shareholders of each series of the Predecessor Funds would become shareholders of the corresponding series of the Successor Funds. Each transaction would be structured, and is referred to herein, as a "Reorganization." For the reasons set forth below, it is our view that the shares to be issued in the Reorganizations need not be registered under the 1933 Act, and thus the issuer need not file a Form N-14 registration statement covering the shares to be issued in the Reorganizations of the Predecessor Funds.

                         STRUCTURE OF THE TRANSACTIONS

      In order to establish the new series of each of the Successor Funds, we have filed a new registration statement on Form N-1A. The Successor Funds will have no significant assets or shareholders prior to the completion of the Reorganizations, and therefore will be "shell portfolios."

      The board of directors/trustees of the Predecessor Funds and the board of trustees of the Successor Funds (each having identical composition) have each approved the Reorganizations, which would also be subject to approval by shareholders of each of the affected series of the Predecessor Funds. Each Reorganization would occur pursuant to an Agreement and Plan of Reorganization that would provide for the transfer of all of the assets of the Predecessor Funds to the respective series of the Successor Funds in exchange for (i) shares of the appropriate series of the Successor Funds equal in number and net asset value of the shares of the respective fund then outstanding. Each transaction will also involve the assumption of Predecessor Funds' liabilities by the respective Successor Funds.

      The primary purpose of the Reorganizations is to change the domicile of the series. Following the Reorganizations, the Successor Funds' assets and liabilities will be substantially identical to those of the Predecessor Funds; the same persons who were shareholders of the Predecessor Funds will be shareholders of the respective series of the Successor Funds; and the outstanding shares of each will be in the same number and will have the same net asset value as the shares they had owned in the respective series of the Predecessor Fund. The Successor Funds will also succeed to the operating history of the Predecessor Funds for tax and financial reporting purposes.

      Furthermore, the Successor Funds will have virtually no shareholders, assets or operations prior to the Reorganizations. Immediately following the Reorganizations, the Successor Funds' operations will be substantially the same as those of the Predecessor Funds prior to the Reorganizations. The investment objectives and strategies of the Successor Funds will be identical to the current investment objectives and strategies of the Predecessor Funds. The fundamental investment restrictions of the Successor Funds will be modernized and streamlined, but will be essentially unchanged from those of the Predecessor Funds (except for the diversification policy of one series and the concentration policy of two series).

         ANALYSIS - APPLICABILITY OF 1933 ACT REGISTRATION REQUIREMENTS

         OF RULE 145 TO THE SHARES TO BE ISSUED IN THE REORGANIZATIONS

      We believe that the issuance and distribution of the shares of the Successor Funds pursuant to the Reorganizations without registration of the shares on Form N-14 under the 1933 Act is consistent with the provisions of Rule 145 under the 1933 Act, the policy underlying Rule 145 and a long line of prior SEC Staff no-action letters with respect to investment company reorganizations.

      Rule 145 is designed to make available the protection afforded by 1933 Act registration to investors who are offered securities in certain business transactions in which shareholders are asked to make, in effect, a new investment decision. As stated in the Preliminary Note to the Rule:

      The thrust of the rule is that an "offer," "offer to sell," "offer for sale," or "sale" occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security exchange for their existing security. [emphasis added]

      The express exemption from the securities registration requirements of Rule 145 set forth in section (a)(2) of the Rule, an interpretive release thereunder and the SEC Staffs no-action letters make it clear that the Reorganizations do not require registration of securities on Form N-14.

      Section (a)(2) of Rule 145 in effect requires registration where shareholders are asked to vote or consent to

      [a] statutory merger or consolidation or similar plan or acquisition in which securities . . . held by such security holders will become or be exchanged for securities of any other person, unless the sole purpose of the transaction is to change an issuer's domicile solely within the United States . . . . [emphasis added]

      This exception acknowledges that securities issued in transactions intended to effect a change in the issuer's domicile need not be registered under the 1933 Act because this type of transaction does not require a new investment decision by security holders. The Staff's interpretive release on Rule 145 (1933 Act Release No. 5463, February 28, 1974) (the "Release"), Illustration II (B), indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger, even if the merger also gave the surviving corporation a broader corporate purpose provision, authorized a new class of preferred stock, and eliminated preemptive and cumulative voting rights.

      The policies underlying the exemption set forth in Rule 145(a)(2) have been applied broadly by the SEC Staff in a series of no-action letters relating to reorganizations undertaken by registered investment companies.[1] In most of the letters where the requested relief was granted, a change in domicile was accompanied by a change in legal form. See, e.g., Cigna Aggressive Growth Fund Inc. (pub. Avail. February 15, 1985) (reorganizations of Maryland corporations into separate series of a single Massachusetts business trust) ("Cigna"); United States Gold Shares, Inc. (pub. Avail. August 17, 1984) (reorganization of a Texas corporation and a Maryland corporation with five series of shares into separate series of a Massachusetts business trust); Fidelity Capital Investment Plans (pub. Avail. July 15, 1984) (reorganization of Massachusetts and Maryland corporations into Massachusetts business trusts); First Variable Rate for Government Income (pub. Avail. March 24, 1984) (reorganization of Maryland corporation into Massachusetts business trust).

      The Staff has also taken no-action positions in a number of cases involving mutual fund reorganizations that involved no change in domicile and where the requesting letters relied on the availability of the exception under Rule 145(a)(2).[2]

      Furthermore, the Commission Staff has granted relief where a change in domicile and in legal form was also accompanied by changes in the fund's operating practices, see, e.g., American Business Shares, Inc. (pub. Avail.
July 23, 1975) (change from Delaware to Maryland corporation accompanied by change in name, fundamental investment objective and institution of policy requiring automatic redemption of small accounts), including a change from closed-end to open-end investment company status; Advance Investors Corp. (pub. avail. September 29, 1976) (merger of a free-standing closed-end fund incorporated in Delaware into an open-end shell incorporated in Maryland, including changes to the composition of the surviving corporation's board of directors and appointment of a new administrator and distributor); and Midwest Income Investment Trust (pub. avail. October 9, 1980)(reorganization of Ohio corporation into a Massachusetts business trust, including changes to fundamental investment restriction and changes to investment policies). The SEC Staff has agreed to take no action where changes in a fund's capital structure and the voting rights of its shareholders were contemplated. E.g., Gradison Cash Reserves, Inc. (pub. avail. October 29, 1981) (reorganization of Maryland corporation into a Massachusetts business trust, including creation of a new series of shares, thus affecting the capital structure of the investment company and its shareholders' voting rights).

      In February 1985, the SEC Staff advised that, having stated its view on a number of occasions with respect to the circumstances under which an investment company reorganization will be considered exempt from the securities registration requirements of Rule 145, the Staff would no longer respond to requests for no-action letters in this area "unless they involve novel or unusual issues." Cigna.

      Subsequent no-action letters have granted relief where a proposed reorganization contemplated changes to operating and investment policies; see National Securities Fund (pub. avail. June 23, 1986) (multiple changes to operating and other policies, in addition to changes to domicile and legal form). In PEMCO (pub. avail. May 31, 1988), the Staff granted the requested relief where a New York limited partnership, interests in which were offered only to partners of Peat Marwick Main & Co. and that could only be redeemed quarterly, converted to a Maryland corporation whose interests would be offered to the general public and would be redeemable daily, and where there would be a complete change in the composition of the corporation's board of directors, the appointment of a new custodian and independent auditors, changes to numerous fundamental investment restrictions and a change in overall investment approach from a growth to a value orientation.

      In our view, the changes will be effected by the Reorganizations are of no greater significance than those effected in the reorganizations that were the subject of the favorable SEC Staff no-action positions cited above, or in the illustration discussed in the Release.

      In conclusion, the shares of the Successor Funds to be distributed to the shareholders of the Predecessor Funds will represent in effect, a continuation of the same interests that were represented by the shares of the respective series of the Predecessor Fund, and thus need not be registered under the 1933 Act. The approval of shareholders of each Predecessor Fund may therefore be obtained in a solicitation conducted pursuant to Regulation 14A under the 1934 Act, and such solicitation need not be accompanied by registration under the 1933 Act of the shares to be issued in the Reorganization.




                                     GCJ:sc




Footnotes

[1] Section (a)(3) of Rule 145 requires registration where shareholders are asked to vote or consent to "[a] transfer of assets of such corporation or other person to another person in consideration of the issuance of securities of such other person or any of its affiliates . . ." We believe, however, that the language of Section (a)(2) is broad enough to encompass a transfer of assets in exchange for securities and the assumption of liabilities where the transaction is the functional equivalent of a statutory merger. Many of the no-action letters cited this memorandum involved reorganizations that were structured as transfers of assets for the purpose of changing an investment company's form of organization from a corporation to a business trust, because it is not possible to have a statutory merger where one of the parties is a Massachusetts business trust. The requesting letters all relied on the exemption under Rule 145(a)(2) and no exception was taken to such reliance by the SEC Staff in granting the requested no-action relief.


[2] See, e.g., Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Scudder Common Stock Fund, Inc. (pub. avail.
      October 10, 1984); Colonial Option Income Fund, Inc. (pub. Avail.
      March 21, 1983) (all three requests involved the reorganization of Massachusetts business corporations into Massachusetts business trusts).



















































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